UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 1, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Sibanye-Stillwater implements transaction with DRDGOLD Limited
Johannesburg, 1 August 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that all the conditions precedent to the DRDGOLD Limited (DRDGOLD) transaction have been fulfilled and that the transaction was implemented yesterday, 31 July 2018. Shareholders are referred to the announcement released on Wednesday, 22 November 2017 (Transaction
Announcement), in terms of which, shareholders were advised that, inter alia, Sibanye-Stillwater would exchange selected surface gold processing assets and tailings storage facilities (TSFs), for newly issued
DRDGOLD shares (the “Transaction”). Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the Transaction
Announcement.
Sibanye-Stillwater now owns 38.05% (265 000 000 DRDGOLD ordinary shares) of the issued share capital of DRDGOLD, currently worth R895.7 million*. In addition, pursuant to the Transaction, Sibanye-Stillwater has an option to subscribe for the Option Shares within 24 months from the date of implementation of the Transaction to further attain up to a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price of a DRDGOLD share on the day prior to the date of exercise of the option.
Commenting on the Transaction, Neal Froneman, CEO of Sibanye-Stillwater, said: “We are excited about the partnership with DRDGOLD which unlocks value for our under-utilised surface infrastructure and TSFs, while retaining upside to the West Rand Tailings Retreatment Project and future growth in
DRDGOLD. Further value will be derived from the future development of this long life surface reclamation project, which will benefit all of our stakeholders, particularly those in the region.”
For more information about this transaction, refer to
https://www.sibanyestillwater.com/investors/transactions/drdgold.
*DRDGOLD’s closing share price of R3.38 as at 31 July 2018 multiplied by the 265 million shares issued to Sibanye-Stillwater.
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”,
“can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 1, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer